UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-282497) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2026 Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Managing Corporate Executive / Group CFO

February 2, 2026

Company Name	: Mizuho Financial Group, Inc.
Representative	: Masahiro Kihara, President and Group CEO
Head Office	: 1-5-5 Otemachi, Chiyoda-ku, Tokyo
Code Number	: 8411 (Prime Market of Tokyo Stock Exchange)

Notice Regarding Partial Amendment to “Notice Regarding Repurchase and Cancellation of Our Common Stock”

(Repurchase of our common stock pursuant to the provisions of Article 156, Paragraph 1 of the Companies Act, in accordance with the provisions of Article 459, Paragraph 1 of the Companies Act and the Articles of Incorporation of Mizuho Financial Group, Inc., and cancellation of repurchased common stock pursuant to Article 178 of the Companies Act)

Mizuho Financial Group, Inc. (“MHFG”) resolved at the meeting of its Board of Directors held on November 14, 2025 to repurchase its common stock pursuant to the provisions of Article 156, Paragraph 1 of the Companies Act of Japan (“Companies Act”) and in accordance with the provisions of Article 459, Paragraph 1 of the Companies Act and Article 47 of its Articles of Incorporation, and to cancel the repurchased common stock pursuant to Article 178 of the Companies Act. Today, MHFG hereby announces that its Board of Directors resolved today to expand its share repurchase program, extend the repurchase period, and change the planned cancellation date of the repurchased shares.

1.	Reason for the Amendment

MHFG maintains a capital policy pursuing the optimal balance between capital adequacy, growth investment and enhancement of shareholder returns. Based on this initiative, MHFG set forth its shareholder return policy of keeping progressive increase of dividends per share, while executing flexible and intermittent share buybacks. In accordance with this policy, we decided share buybacks, based on our business results, capital adequacy, our stock price and the opportunities for growth investment, using the total payout ratio of 50% or more as a guide.

2.	Outline of Amendment to Repurchase

Revisions are underlined.

	Before Amendment (Board of Directors resolution on November 14, 2025)	After Amendment (Board of Directors resolution on February 2, 2026)
(1) Stock to be repurchased	MHFG common stock	MHFG common stock
(2) Aggregate shares to be repurchased	Up to a maximum of 60,000,000 shares (2.4% of total shares outstanding excluding treasury stock as of September 30, 2025)	Up to a maximum of 65,000,000 shares (2.6% of total shares outstanding excluding treasury stock as of December 31, 2025)
(3) Aggregate amount of repurchase price	Up to a maximum of ¥200,000,000,000	Up to a maximum of ¥300,000,000,000 (100 billion yen added)
(4) Repurchase period	From November 17, 2025 to February 28, 2026	From November 17, 2025 to March 31, 2026
(5) Repurchase method	Market purchase utilizing trust method	Market purchase utilizing trust method

3.	Outline of Cancellation

Revisions are underlined.

	Before Amendment (Board of Directors resolution on November 14, 2025)	After Amendment (Board of Directors resolution on February 2, 2026)
(1) Type of stock to be cancelled	MHFG common stock	MHFG common stock
(2) Number of shares to be cancelled	All of the common stock repurchased as stated in item 2 above	All of the common stock repurchased as stated in item 2 above
(3) Scheduled cancellation date	March 23, 2026	April 22, 2026

*	The actual number of shares to be cancelled will be announced after completion of the repurchase as stated in item 2 above.

(Reference) Treasury Stock held by MHFG as of December 31, 2025

Total shares outstanding (excluding treasury stock)	2,470,172,294 shares
Treasury stock	19,676,300 shares

End of document

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance. Factors that could affect our financial condition and results of operations are included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.